Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.                                      Name and Address of Company:

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”)

1920, 800 — 5th Avenue S.W.

Calgary, AB  T2P 3T6

2.                                      Date of Material Change:

May 27 and 28, 2014

3.                                      Document:

Press releases issued on May 27 and 28, 2014 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.                                      Summary of Material Change:

On May 27, 2014 Bellatrix entered into an agreement with a syndicate of underwriters (the “Underwriters”) to issue, on a bought deal basis, 25,650,000 Bellatrix common shares (“Bellatrix Shares”) at a price of $9.75 per Bellatrix Share for aggregate gross proceeds of $250,087,500 (the “Offering”). Pursuant to the agreement with the Underwriters, Bellatrix also granted an option the Underwriters to purchase up to an additional 3,847,500 Bellatrix Shares to cover over-allotments, if any, for additional gross proceeds of up to $37,513,125.

On May 28, 2014 Bellatrix announced that it had agreed with the Underwriters to re-size and re-price the Offering (“Amended Offering”). Pursuant to the Amended Offering, the Company agreed to issue 15,800,000 Bellatrix Shares, on a bought deal basis, at a price of $9.50 per Bellatrix Share for aggregate gross proceeds of $150,100,000. Pursuant to the Amended Offering, Bellatrix also granted the Underwriters an option (the “Over-Allotment Option”) to purchase up to an additional 2,370,000 Bellatrix Shares at a price of $9.50 per Bellatrix Share to cover over-allotments, if any, for additional gross proceeds of up to $22,515,000. On June 3, 2014, Bellatrix announced that the Underwriters had provided notice of their intent to exercise the Over-Allotment Option in full at closing of the Amended Offering.

5.                                      Full Description of Material Change:

On May 27, 2014 Bellatrix entered into an agreement with the Underwriters to issue, on a bought deal basis, 25,650,000 Bellatrix Shares at a price of $9.75 per Bellatrix Share for aggregate gross proceeds of $250,087,500 pursuant to the Offering. Pursuant to the agreement with the Underwriters, Bellatrix also granted an option to the Underwriters to purchase up to an additional 3,847,500 Bellatrix Shares to cover over-allotments, if any, for additional gross proceeds of up to $37,513,125.

On May 28, 2014 Bellatrix announced that it had agreed with the Underwriters to re-size and re-price the Offering pursuant to the Amended Offering. Pursuant to the Amended Offering, the Company agreed to issue 15,800,000 Bellatrix Shares, on a bought deal basis, at a price of $9.50 per Bellatrix Share for aggregate gross proceeds of $150,100,000. Pursuant to the Amended Offering, Bellatrix also granted the Underwriters the Over-Allotment Option to purchase up to an additional 2,370,000 Bellatrix Shares at a price of $9.50 per Bellatrix Share to cover over-allotments, if any, for additional gross proceeds of up to $22,515,000. On June 3, 2014, Bellatrix announced that the Underwriters had provided notice of their intent to exercise the Over-Allotment Option in full at closing of the Amended Offering.

Pursuant to the Amended Offering, the Bellatrix Shares have been offered in each of the provinces of Canada other than Québec by way of a short form prospectus supplement dated May 28, 2014 to the base shelf prospectus of the Company dated May 9, 2014 and in the United States pursuant to a registration statement filed under the multi-jurisdictional disclosure system.

The net proceeds from the Amended Offering will be utilized to temporarily reduce outstanding indebtedness under the Company’s credit facilities, thereby freeing up borrowing capacity that may be redrawn, from time to time, to fund the Company’s ongoing capital expenditure program and for general corporate purposes.

Closing of the Amended Offering is expected to occur on or about June 5, 2014 and is subject to certain conditions.

All amounts in this document are in Canadian dollars unless otherwise identified.

6.                                      Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.                                      Omitted Information:

N/A

8.                                      Executive Officer:

For further information, please contact

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone:  (403) 750-2655
Fax:  (403) 264-8163

9.                                      Date of Report:

June 4, 2014

This document contains forward looking statements. More particularly, this document contains statements concerning the anticipated closing date of the Offering and the anticipated use of the net proceeds of the Amended Offering. Undue reliance should not be placed on these statements because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the Amended Offering could be delayed if Bellatrix is not able to obtain the necessary regulatory and stock exchange approvals on the timelines it has planned. The Amended Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied. Accordingly, there is a risk that the Amended Offering will not be completed within the anticipated time or at all. The intended use of the net proceeds of the Amended Offering by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose. The forward looking statements contained in this document are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.